UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Press Release, dated June 4, 2024	3

Grifols, S.A.

Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - SPAIN
Tel. [34] 935 710 500 Fax [34] 935 710 267

www.grifols.com

Pursuant to the provisions of Article 227 of Law 6/2023 of March 17, on Securities Markets and Investment Services, Grifols, S.A. ("Grifols" or the "Company") hereby informs about the following

OTHER RELEVANT INFORMATION

The Company hereby reports the successful closing of the private placement of additional 7.5% senior secured notes due 2030 for an amount of EUR 300 million (the "Additional Notes"), which are additional to the EUR 1.0 billion notes originally issued on 30 April and also due in 2030 (the "Initial Notes") (OIR number 28379).

The Additional Notes are additional to the Initial Notes, have the same economic terms as the Initial Notes and benefit from the same guarantees and security interest that currently guarantee and secure the Initial Notes.

The proceeds from the Additional Notes have been received today at a price of 98.5% of the principal amount of the Additional Notes and will be used to repay a portion of the Company’s revolving loans under its Credit and Guaranty Agreement entered into on 15 November 2019, as amended and restated from time to time.

This transaction marks another significant financial milestone for the Company and further strengthens the Company's long-term financial framework.

In Barcelona, on 4 June 2024.

Nuria Martín Barnés

Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  June 4, 2024